United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of April, 2012

GRUMA, S.A.B. de C.V.
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* First Quarter 2012 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Juan Antonio Quiroga Garcia

___________________________
Juan Antonio Quiroga Garcia
Chief Corporate Officer
Date: April 25, 2012

IR Contact Information: ir@gruma.com (52) 81 8399-3311 and 24
Monterrey, N.L., Mexico, April 25, 2012	www.gruma.com

FIRST-QUARTER 2012 RESULTS

HIGHLIGHTS

1Q12 vs. 1Q11

  Sales volume grew 5% driven mainly by Gruma Corporation and GIMSA.

  Net sales rose 26% due to price increases across most subsidiaries, the aforementioned volume growth, and the effect of the peso depreciation on foreign subsidiaries.

  EBITDA grew 9% as a result of improvements mainly in Gruma Venezuela. EBITDA margin declined to 7.4% from 8.6%.

  Majority net income decreased to Ps.84 million from Ps.4,093 million, driven by the gain on the sale of GRUMA's stake in GFNorte in February 2011.

  Debt increased by US$70 million to US$1,028 million versus December 2011 in connection with working capital requirements and, to a lesser extent, the appreciation of the peso, which increased our peso-denominated debt when measured in dollar terms.

Consolidated Financial Highlights
 (Ps millions)

	1Q12	1Q11	VAR (%)
Sales Volume (thousand metric tons)	1,210	1,150	5
Net sales	15,412	12,187	26
Operating income	747	684	9
Operating margin	4.8%	5.6%	(80) bp
EBITDA	1,146	1,050	9
EBITDA margin	7.4%	8.6%	120 bp
Majority net income	84	4,093	-

Debt
 (US$ millions)

March'12	March'11	Var	Dec'11	Var
1,028	785	31%	958	7%

CONSOLIDATED RESULTS OF OPERATIONS
1Q12 vs. 1Q11

Sales volume grew 5% to 1,145 thousand metric tons due mostly to increases in Gruma Corporation and GIMSA . Gruma Corporation benefited from acquisitions made during 2011 and organic growth in Europe. GIMSA saw its sales volume increasing due mainly to higher sales to supermarkets.

Net sales rose 26% to Ps.15,412 million, driven primarily by (1) price increases across most subsidiaries in connection with higher raw-material prices; (2) the aforementioned sales volume growth; and (3) the effect of the peso depreciation on foreign subsidiaries. Sales from non-Mexican operations constituted 65% of consolidated net sale.

Cost of sales as a percentage of net sales increased to 71.2% from 68.7%, caused principally by higher raw-material costs in GIMSA and Gruma Corporation. In absolute terms, cost of sales rose 31% to Ps.10,974 million, as a result of (1) higher raw-material costs; (2) the effect of the peso depreciation on foreign subsidiaries; and, to a lesser extent, (3) sales volume growth.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales improved to 23.8% from 25.7%, resulting from better absorption especially in Gruma Corporation, GIMSA, and Gruma Venezuela. In absolute terms, SG&A increased 17%, to Ps.3,674 million, due primarily to Gruma Corporation, GIMSA, and Gruma Venezuela. Partially responsible for the increase was the effect of the peso depreciation on foreign subsidiaries.
Other expense, net, was Ps.17 million, Ps.16 million more due to losses on natural gas hedging at GIMSA.

Operating income increased 9%, to Ps.747 million due to Gruma Venezuela. Also, part of the improvement was reflected in Other and Eliminations. Operating margin declined to 4.8% from 5.6%.
Comprehensive financing cost, net, was Ps.337 million versus Ps.130 million, an increase of Ps.207 million resulting mainly from losses on mark-to-market valuation of foreign-exchange-rate hedging related to corn procurement at GIMSA. On the other hand, financial expenses declined in connection with GRUMA's debt reduction and better interest rates achieved during 2011.

GRUMA's share of net income in unconsolidated associated companies was Ps.1 million versus Ps.4,709 million reported in 1Q11, when GRUMA recorded the gain on the sale of GFNorte's stake in February 2011.

Income Taxes  were Ps.188 million versus Ps.1,058 million in 1Q11, because of the non-cash taxes related to the gain on the sale of GFNorte's stake back in February 2011. The effective tax rate was 45.8%.

GRUMA's total net income was Ps.222 million, Ps.3,983 million lower. Majority net income declined by Ps.4,009 million to Ps.84 million, principally because of the aforementioned gain on the sale of GFNorte's stake in February 2011.

FINANCIAL POSITION
March 2012 vs. December 2011

Balance-Sheet Highlights	Total assets were Ps.43,646 million, a decrease of 2%, this was driven mainly by lower property, plant, and equipment in connection with the appreciation of the peso during 1Q12, which impacted foreign subsidiaries when measured in peso terms.

Total liabilities were Ps.26,218 million, 2% less, derived principally from the peso appreciation during 1Q12, which generated lower trade accounts payable and lower debt on foreign subsidiaries when measured in peso terms. In addition, Gruma Corporation's trade accounts payable declined in connection with raw-material procurement.

Stockholders' equity totaled Ps.17,428 million, 2% less than in December 2011.

Debt Profile	GRUMA's debt amounted to US$1,028 million, of which approximately 83% was dollar denominated.

Schedule of Debt Amortizations
 (US$ millions)

	2012	2013	2014	2015	2016	2017	2018	2019	2020...	Total
Perpetual Bond									300	300
BBVA Syndicated Facility			25	25	175					225
BBVA Syndicated Facility MXP				4.7	9.4	42.2	37.5			93.7
Gruma Corp Facility BofA		0.5			181					181.5
Bancomext Facility MXP				2.3	4.7	21.1	18.7			46.8
Rabobank Facility					50					50
Other	117.5	13.1	0.6	0.2						131.4
TOTAL	117.5	13.6	25.6	32.2	420.1	63.3	56.2		300	1,028.5

CAPITAL EXPENDITURE PROGRAM

GRUMA's capital expenditures totaled US$58 million during 1Q12. Most of the capital expenditures were applied to the United States for capacity expansions and technology upgrades at existing plants as well as the start of the construction of a tortilla plant in Florida, expected to be completed during 4Q12. To a lesser extent, there were also capacity expansions and technology upgrades in the rest of the regions, especially in Australia, and Mexico.

SUBSIDIARY RESULTS OF OPERATIONS
1Q12 vs. 1Q11

Gruma Corporation

Sales volume increased 12% to 392 thousand metric tons. The increase resulted from the acquisitions made during 2011 as well as from organic growth, especially at the European operations in connection with new and increased customer accounts, and launching of new products, among others.

Net sales grew 13% to Ps.6,369 million, driven mostly by the aforementioned sales volume growth coupled with price increases implemented in 2011 in connection with higher raw-material costs. However, the change in the sales mix toward corn grits in Europe mostly offset the effect of price increases made last year.

Cost of sales as a percentage of net sales rose to 65.2% from 62.9%, driven largely by higher raw-material costs. Also, there were additional price discounts, to drive volume growth, and a change in the sales mix. In absolute terms, cost of sales increased 18% to Ps.4,153 million.

SG&A as a percentage of net sales improved to 30.6% from 32.5%, as a result of better expense absorption. In absolute terms, SG&A increased 7% to Ps.1,950 million due to the aforementioned sales volume growth.

Operating income declined 12% to Ps.272 million, and as a percentage of net sales, declined to 4.3% from 5.5%. The better SG&A absorption mostly offset the gross margin reduction; however, in 1Q11 there was a non-cash and non-recurrent gain of Ps.$48 million in other expenses that negatively affected the comparison in operation margin for 1Q12.

GIMSA

Sales volume increased 4% to 490 thousand metric tons, due mainly to (1) the continuous growth in the supermarket segment in connection with their own growth, our customer-service efforts, and increased market coverage; (2) the fact that the price differential versus private label at government channels decreased; and (3) market-share gains in the snack-producer segment.

Net sales rose 35% to Ps.4,273 million, resulting mainly from (1) price increases related to higher corn prices, which were effective at the end of March and November 2011; and, to a lesser extent, (2) the aforementioned sales volume growth.

Cost of sales as a percentage of net sales increased to 77.5% from 70.6%, in connection with higher corn costs. In absolute terms, cost of sales rose 48% to Ps.3,311 million due to higher corn costs, and, to a lesser extent, sales volume growth.

SG&A as a percentage of net sales improved to 14.4% from 16%, due to a better absorption. In absolute terms, SG&A grew 21% to Ps.617 million, resulting mainly from (1) higher promotion and advertising expenses; (2) the continued strengthening of several programs oriented to attracting traditional tortilla makers; and (3) higher freight expenses coming from increased sales to supermarkets and snack producers.

Operating income declined 29% to Ps.294 million in line with the rise in SG&A and other expenses. Other expenses increased Ps.43 million related primarily to losses on natural gas hedging. As a percentage of net sales, operating income decreased to 6.9% from 13.1% due to the mathematical effect of having a larger base of sales with similar amounts of gross profit per ton.

For additional information, please see GIMSA ''First-Quarter 2012 Results'', available through GRUMA's website, www.gruma.com.

Gruma Venezuela

Sales volume increased 1% to 135 thousand metric tons, mainly as a result of production efficiencies at some plants as labor conflicts eased.

Net sales rose 40% to Ps.2,381 million, due mainly to price increases implemented throughout 2011.

Cost of sales as a percentage of net sales improved to 72.5% from 77.5%, as a result of the aforementioned price increases. In absolute terms, cost of sales increased 31% primarily due to higher raw-material costs.

SG&A as a percentage of net sales improved to 17.6% from 20.1% in connection with better expense absorption. In absolute terms, SG&A grew 22% primarily due to higher promotion and advertising expenses.

Operating income as a percentage of net sales improved to 9.9% from 2.4% and, in absolute terms, was Ps.235 million versus Ps.41 million.

Molinera de Mexico

Sales volume grew 2% to 145 thousand metric tons, due especially to increased sales of pre-mixed flours to supermarket in-store bakeries and foodservice customers.

Net sales rose 12%, to Ps.1,205 million, as a result of (1) higher wheat flour prices; (2) a change in the sales mix towards pre-mixed flours; (3) higher byproduct prices in connection with low supply in the market, and (4) the aforementioned sales volume growth.

Cost of sales as a percentage of net sales increased to 86.1% from 81.2%, due mainly to higher wheat costs, which, in order to maintain its market share, the company did not fully pass on through higher prices. In absolute terms, cost of sales increased 19% in connection with the aforementioned higher wheat costs and volume growth.

SG&A as a percentage of net sales improved to 13.7% from 14.7%, due to better expense absorption. In absolute terms, SG&A rose 5% due especially to (1) increased freight expense in connection with higher sales volume, and (2) an increase in the number of intercompany shipments in connection with capacity constraints at some plants.

Operating income decreased by 93% to Ps.3 million, and operating margin fell to 0.3% from 4.2%.

Gruma Centroamerica

Sales volume declined 2% to 52 thousand metric tons, driven by the availability of very low quality and cheap corn, which motivated some customers to shift to the traditional method.

Net sales rose 16% to Ps.789 million, resulting from price increases in connection with higher corn cost and the peso depreciation versus 1Q11.

Cost of sales as a percentage of net sales improved to 73.9% from 77%, due to price increases to offset higher raw-material costs. In absolute terms, cost of sales increased 11% due mainly to higher cost of corn and natural gas as well as the peso depreciation.

SG&A as a percentage of net sales increased to 30.6% from 29% and, in absolute terms, increased 22% due to (1) higher promotion and advertising expenses, and (2) salary increases.
SG&A also rose in connection with the peso depreciation.

Operating income was Ps.36 million, versus Ps.41 million reported last year.

Other Subsidiaries and Eliminations	Operating loss was Ps.22 million, an improvement of Ps.65 million.

ACCOUNTING PROCEDURES

The consolidated figures have been prepared in accordance with the International Financial Reporting Standards (IFRS).

International Accounting Standard 29 (IAS 29) defines the criteria to consider when a company operates under a hyperinflationary economic environment, which are when:

  the general population prefers to keep its wealth in non-monetary assets or in a relatively stable foreign currency. Amounts of local currency held are immediately invested to maintain purchasing power;

  the general population regards monetary amounts not in terms of the local currency but in terms of a relatively stable foreign currency. Prices may be quoted in that currency;

  sales and purchases on credit take place at prices that compensate for the expected loss of purchasing power during the credit period, even if the period is short;

  interest rates, wages and prices are linked to a price index; and

  the the cumulative inflation rate over three years is approaching, or exceeds, 100%.

Based on the foregoing, the GRUMA's consolidated figures are determined as follows:

  The figures for subsidiaries in Mexico, the United States, Europe, Central America, Asia, and Oceania operate in a non-hyperinflationary environment, therefore the effects of inflation are not recognized. Results for foreign subsidiaries that operate in a non-hyperinflationary environment are translated to Mexican pesos applying the historical exchange rate.

  The figures for subsidiaries in Venezuela, which correspond to a hyperinflationary economy, are restated at constant local currencies of reporting date of each year following the provisions of IAS 29 and IAS 21, using the consumer price index of Venezuela, before applying the conversion to reporting currency (Mexican pesos). Once these figures are restated, they are translated into Mexican pesos by applying the exchange rate in effect at the end of last year for figures from that previous year, and the figures for the current reporting period are translated into Mexican pesos by applying the exchange rate in effect at the end of such reporting period.

For Gruma Corporation, figures shown in this report were translated to Mexican pesos using a convenience translation with the exchange rate of Ps.12.81/dollar as of March 31, 2012.

ABOUT GRUMA

 GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to 105 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 21,000 employees and 99 plants. In 2011, GRUMA had net sales of US$4.1 billion, of which 66% came from non-Mexican operations.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A.B. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United States, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUMA, S.A.B. DE C.V., AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS BY SUBSIDIARY
(Millions of pesos)

		QUARTERS				
		1Q12	1Q11	VAR (%)	4Q11	VAR (%)
GRUMA CORPORATION[1]	SALES VOLUME (thousand metric tons)	**392**	351	12	400	(2)
Corn flour, tortillas, and other	NET SALES	**6,369**	5,622	13	6,662	(4)
	GROSS PROFIT	**2,215**	2,088	6	2,386	(7)
	Gross Margin	**34.8%**	37.1%		35.8%	
	OPERATING INCOME	**272**	309	(12)	352	(23)
	Operating Margin	**4.3%**	5.5%		5.3%	
	EBITDA	**461**	512	(10)	682	(32)
	EBITDA Margin	**7.2%**	9.1%		10.2%	
GIMSA	SALES VOLUME (thousand metric tons)	**490**	473	4	528	(7)
Corn flour, and other	NET SALES	**4,273**	3,174	35	4,230	1
	GROSS PROFIT	**962**	933	3	1,086	(11)
	Gross Margin	**22.5%**	29.4%		25.7%	
	OPERATING INCOME	**294**	417	(29)	516	(43)
	Operating Margin	**6.9%**	13.1%		12.2%	
	EBITDA	**421**	508	(17)	606	(31)
	EBITDA Margin	**9.8%**	16.0%		14.3%	
GRUMA VENEZUELA	SALES VOLUME (thousand metric tons)	**135**	134	1	131	3
Corn flour, wheat flour, and other	NET SALES	**2,381**	1,705	40	2,847	(16)
	GROSS PROFIT	**654**	384	70	840	(22)
	Gross Margin	**27.5%**	22.5%		29.5%	
	OPERATING INCOME	**235**	41	472	350	(33)
	Operating Margin	**9.9%**	2.4%		12.3%	
	EBITDA	**267**	74	262	405	(34)
	EBITDA Margin	**11.2%**	4.3%		14.2%	
MOLINERA DE MÉXICO	SALES VOLUME (thousand metric tons)	**145**	143	2	156	(7)
Wheat flour	NET SALES	**1,205**	1,073	12	1,327	(9)
	GROSS PROFIT	**168**	202	(17)	166	1
	Gross Margin	**13.9%**	18.8%		12.5%	
	OPERATING INCOME	**3**	45	(93)	8	(59)
	Operating Margin	**0.3%**	4.2%		0.6%	
	EBITDA	**17**	59	(70)	22	(20)
	EBITDA Margin	**1.5%**	5.5%		1.6%	
GRUMA CENTROAMÉRICA	SALES VOLUME (thousand metric tons)	**52**	53	(2)	55	(6)
Corn flour and other	NET SALES	**789**	683	16	892	(12)
	GROSS PROFIT	**206**	157	31	245	(16)
	Gross Margin	**26.1%**	23.0%		27.4%	
	OPERATING INCOME	**(36)**	(41)	12	2	(1,612)
	Operating Margin	**(4.5%)**	(6.0%)		0.3%	
	EBITDA	**(13)**	(19)	35	29	(143)
	EBITDA Margin	**(1.6%)**	(2.8%)		3.3%	
OTHER SUBSIDIARIES & ELIMINATIONS	SALES VOLUME (thousand metric tons)	**(5)**	(5)	(6)	(5)	9
	NET SALES	**396**	(70)	666	809	(51)
	GROSS PROFIT	**233**	55	324	440	(47)
	Gross Margin	**58.8%**	78.6%		54.4%	
	OPERATING INCOME	**(22)**	(87)	75	(81)	73
	Operating Margin	**(5.6%)**	(124.3%)		(10.0%)	
	EBITDA	**(9)**	(83)	89	12	(175)
	EBITDA Margin	**(2.3%)**	(118.6%)		1.5%	
CONSOLIDATED	SALES VOLUME (thousand metric tons)	**1,210**	1,150	5	1,265	(4)
	NET SALES	**15,412**	12,187	26	16,766	(8)
	GROSS PROFIT	**4,438**	3,819	16	5,162	(14)
	Gross Margin	**28.8%**	31.3%		30.8%	
	OPERATING INCOME	**747**	684	9	1,147	(35)
	Operating Margin	**4.8%**	5.6%		6.8%	
	EBITDA	**1,146**	1,050	9	1,756	(35)
	EBITDA Margin	**7.4%**	8.6%		10.5%	

[1] Convenience translation. For further details see "Accounting Procedures".

INFORMATION ON DERIVATIVE AND FINANCIAL INSTRUMENTS

 I. Qualitative information.
A. Management's Discussion of the Policies for the use of Derivative Financial Instruments, and Purposes of the Same.

1. Derivative financial instruments contracting policies.

Gruma's policies regarding financial instruments establish that the acquisition of any derivative financial instruments agreement must be associated with the hedging of an underlying operation of the company, such as the purchase of inventory or fuel consumption (commodities), interest payment at a determined rate, foreign currency payments at an exchange rate, among others.

Gruma has a Risks Management policy that details the procedure to authorize their contracting.

2. General description of the objectives to use derivative financial instruments.

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests. The objective of using derivative financial instruments is to reduce the aforementioned risks.

Likewise, in the normal course of business, Gruma enters into transactions in which it could be exposed to risks for changes in the interest rates or for fluctuations of exchange rates. The variations in the exchange rates can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others. In order to minimize these risks Gruma has entered into certain financial instruments.

3. Instruments used and hedging or negotiation strategies implemented.

We hedge a part of our production requirements through futures and options contracts in order to minimize the risk generated by the fluctuations in the price and supply of corn, wheat, natural gas, and diesel, risk that exists as an ordinary part of our business.
Gruma has entered into certain financial instruments such as interest rate swaps and foreign exchange financial instruments (FX).

4. Allowed negotiation markets and eligible counterparties.

In order to minimize the counterparty solvency risk, Gruma enters into derivative financial instruments only with major national and international financial institutions using mainly, when applicable, the standard International Swaps and Derivatives Association, Inc. (''ISDA'') authorized forms and long form confirmation agreements.

5. Policies on the appointment of calculation or valuation agents.

Gruma appoints the counterparties as calculation agents who periodically send the account statements of the open positions of the financial instruments.

6. Policies on margins, collaterals, credit lines, VAR.

The Risks Committee of Gruma establishes that the derivative financial transactions may be performed with collaterals or using credit lines for that purpose.

The majority of the executed transactions establish certain obligations on behalf of the Issuer to guarantee, from time to time, the differential between fair value and the credit line established with the respective financial institutions, consequently the timely and full compliance of those obligations are completely assured. Additionally, it is made clear that, upon failure to fulfill said obligations, the counterparty will have the right, but not the obligation, to terminate them in advance, and to demand the corresponding consideration pursuant to the agreed terms. In addition and in order to maintain a risk exposure level within the boundaries authorized by the Central Risks Committee and the Audit Committee, the Corporate Treasury department reports, in a weekly and quarterly manner, the information about the Derivative Financial Instruments to such organs, respectively.

As of this date, Gruma has margin calls with their counterparty for $82,778 thousand pesos.

7. Internal control procedures to manage the exposure to market and liquidity risks.

The Finance Department of each region in which the company has operations, evaluates the changes in the exposure of the derivative financial instruments and periodically informs them to the Corporate Financial & Planning Management, and the latter informs the General Management and the Central Risks Committee when the market conditions have materially changed. The execution of the derivative financial instruments is authorized pursuant to the guidelines set forth in the Risks Management policy of the company.

8. Existence of an independent third party who reviews the aforementioned procedures.

The procedures are reviewed in the external audit process performed by PricewaterhouseCoopers, S.C. annually.

9. Information regarding the authorization of the use of derivatives and if there is a committee in charge of giving those authorizations and the derivatives risk management.

All derivative financial transactions must be previously authorized by a Divisional Risks Committee and by the Central Risks Committee which is formed by members of the senior management and approved by the Audit Committee and the Board of Directors.

B. Generic Description of Valuation Techniques.

10. Description of methods, valuation techniques and valuation frequency:

Derivative financial instruments that are not reported as hedging instruments for accounting purposes are initially recorded at the value of consideration exchanged upfront, and at the end of each reporting period they are registered at fair value. The result of this valuation is recognized in the income statement. All accounting records comply with applicable regulations and are based on the official financial statements of each Financial Institution.

For derivative financial instruments that qualify as cash flow hedges, the effects of changes in the fair value of such derivative financial instrument are included within the other comprehensive income in equity, based on an evaluation of the hedge effectiveness. Such changes in the fair value are reclassified to income in the period when the firm commitment or projected transaction is realized. Hedging agreements other than cash flow hedges are measured at fair value and the effects of these valuation changes are recognized in the income statement.

11. Clarification concerning if the valuation is performed by an independent third party or if it is an internal valuation and on which cases one or the other valuation is used. If it is performed by a third party, if his arranger, seller or counterparty of the derivative financial instrument is mentioned.

 The valuation of the foreign exchange derivative financial instruments is performed by the counterparty of these instruments at fair value. Regarding purchases of corn, wheat and natural gas futures the market values of the US Chicago, Kansas and New York futures exchanges are taken as reference, through the specialized Financial Institutions engaged for such purposes. These valuations are made periodically.

12. For hedging instruments, explanation of the method used to determine the effectiveness of the same, identifying the current available hedging level of the global position.

Effectiveness of hedges is determined when the changes in fair value or cash flows of the underlying operation are offset by changes in fair value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.

When a hedge is no longer effective as well as when the hedge does not comply with the documentation requirements set forth in the International Financial Reporting Standards the results of the valuation of the financial instruments at their fair value are recognized in the income statement.

C. Management Discussion about the Sources of Liquidity that Could be Used to Deal with Derivative Financial Instruments.

13. Discussion about the internal and external sources of liquidity that could be used to attend the requirements related to derivative financial instruments.

There is potential liquidity requirements under our derivative financial instruments described in Section II below. Gruma plans to use its available cash flow as well as other available liquidity sources to satisfy such liquidity requirements.

D. Description of the Changes in the Exposure to Major Identified Risks.

14. Description of the changes in the exposure to major identified risks, its management and contingencies that could affect it in future reports.

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests. We hedge a part of our production requirements through futures contracts and options in order to reduce the risk generated by the fluctuations in price and supply of corn, wheat, natural gas, and diesel, risks that exist in the normal course of our business.

Gruma carried out forward transactions with the intention of hedging the currency risk of the Mexican peso with respect to the U.S. dollar, related with the price of corn purchases for domestic and imported harvest. The fair value of these derivative instruments can decrease or increase in the future before the instruments expire. The variations in the exchange rate can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others.

15. Disclosure of eventualities, such as changes on the value of the underlying asset, which cause it to differ from the one originally agreed, that modify it, or that the hedging level has changed, pursuant to which the issuer is required to assume new obligations or affect its liquidity:

Gruma carried out forward transactions with the intention of hedging the currency risk of the Mexican peso with respect to the U.S. dollar, related with the price of corn purchases for domestic and imported harvest. The fair value of these derivative instruments can decrease or increase in the future before the instruments expire. The variations in the exchange rate can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others.

16. Include Influence on results or cash flow of the mentioned derivative transactions:

As of March 31, 2012, the open positions of the grains and fuels financial instruments were valued at their fair value. The financial instruments that qualified as hedges for accounting purposes represented an unfavorable effect of $855 thousand pesos which was applied to other comprehensive income in equity. The financial instruments that did not qualify as hedges for accounting purposes represented an unfavorable effect of $27,441 thousand pesos which was applied to the income statement.

The foreign exchange derivative financial instruments were valuated at fair value. As of March 31, 2012 the open positions of these instruments represented an unfavorable effect of approximately $187,607 thousand pesos. The total profit was reflected on the income statement.

17. Description and number of the derivative financial instruments that had expired during the quarter and those which its position has been closed.

The transactions concluded during the first quarter of 2012 regarding the financial instruments of grains and fuels represented a loss of $16,545 thousand pesos.

The transactions concluded during the first quarter of 2012 regarding the foreign exchange financial instruments represented a loss of $18,078 thousand pesos.

18. Description and number of the margin calls presented during the quarter.

As of March 31, 2012, the company has revolving funds denominated ''margin calls'' for $82,778 thousand pesos. The margin calls are required upon the variations in the prices of the underlying asset to be applied against the payments.

19. Disclosure of any breach that has been presented to the respective agreements.

 The company has complied with all obligations under its derivative financial instruments agreements.

II. Quantitative Information.

A. Characteristics of the derivative financial instruments as of the date of this report.

Summary of Derivative Financial
Instruments As of March 31, 2012
Amounts in Thousands of Pesos

 Commodities Derivative Financial Instruments

1 * The sole purpose of the Company's acquisition of derivative financial instruments is hedging market and liquidity risks, notwithstanding, the accounting rules require specific documentation and evidence to classify a derivative financial instrument as a hedging instrument, and consequently the company classified its derivative financial instruments as negotiation instruments.

Exchange Rate Derivative Financial Instruments

23. As of March 31, 2012, the financial instruments transactions of raw materials in long positions represented a loss of $74,224 thousand pesos and there are no short positions. Regarding foreign exchange financial instruments there is a favorable effect in dollar long positions of $99,070 thousand pesos.

25. As of March 31, 2012, the Company has revolving funds denominated ''margin calls'' for $82,778 thousand pesos, required upon variations in prices of the underlying asset to be applied against payments.

The transactions concluded during the first quarter of 2012 regarding the commodities derivative financial instruments represented an unfavorable effect of $16,545 thousand pesos.

The transactions ended during the first quarter of 2012 on the foreign exchange financial instruments represented an unfavorable effect of $18,078 thousand pesos.

B. Sensibility Analysis

Commodities Derivative Financial Instruments:

According to the position as of March 31, 2012, a hypothetical 10 percent loss of the raw materials value would result in an additional adverse effect of $139,867 thousand pesos. This sensitivity analysis is determined based on the underlying assets' values obtained from the valuation performed as of March 31, 2012.

Sensitivity Analysis
Regarding the Position in Raw Material Derivative
Instruments  As of March 31, 2012
Variation of 10%, 25% and 50% in the Underlying Asset
Amounts in Thousands of Pesos

 * The sole purpose of the Company's acquisition of derivative financial instruments is hedging market and liquidity risks, notwithstanding, the accounting rules require specific documentation and evidence to classify a derivative financial instrument as a hedging instrument, and consequently the company classified its derivative financial instruments as negotiation instruments.

Foreign Exchange Financial Instruments

Based on our position as of March 31 2012, an hypothetical appreciation of 10% of the Mexican peso against the United States dollar, would result in an additional unfavorable effect of $484,560 thousand pesos. This sensitivity analysis is based in the value of the underlying assets given in the valuation made by the counterparty as of March 31, 2012, which includes the effects on the exchange rate variables, time and volatility.

Sensitivity Analysis
Regarding the Position in Foreign Exchange Financial Instruments
As of March 31, 2012
Variation of 10%, 25% and 50% in the Underlying Asset
Amounts in Thousands of Pesos

26. For derivative financial instruments with negotiation purposes or those whose ineffectiveness of the hedge must be acknowledged, description of the method applied in determining the expected losses or the price sensitivity of the derivatives, including volatility.

The potential losses of the derivative financial instruments were determined pursuant to the underlying assets' value and their volatility, under a sensibility analysis considering a 10%, 25% and 50% loss in the underlying assets' value.

27. Presentation of a sensitivity analysis for such transactions that includes, at least, the following elements:

a) Identification of the risks that may create losses in the issuer for derivative transactions.
b) Identification of the instruments that would create such losses.

The fair value of the raw materials derivative financial instruments can decrease or increase in the future before the date of maturity of the instruments. These variations can be the result of factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests.

The fair value of the foreign exchange financial instruments can decrease or increase in the future before the expiration date of said instruments. These variations in the exchange rate can be the result of changes in the economic, fiscal policies or monetary conditions, volatility, liquidity in global markets, international or local political events, among others.

28. Presentation of 3 scenarios (probable, possible and remote or stress) that can create negative circumstances for the issuer, identifying the assumptions and factors taken into consideration in their execution.

a) Possible scenario with a variation of at least 25% in the underlying asset's Price and remote scenario with a variation of at least 50%.

The sensitivity chart already contains this information.

29. Estimation of the potential loss reflected in the income statement and cash flow for each scenario.

For the derivative financial instruments of raw materials, based on our position as of March 31, 2012, a hypothetical change of 10%, 25% and 50% loss in market prices applied to the fair value of the instruments would result in an additional charge to income for $139,867, $349,667, and $699,334 thousands of pesos, respectively.

For the foreign exchange financial instruments, based on our position as of March 31, 2012, a hypothetical change of 10%, 25% and 50% of appreciation of the Mexican peso against the United States dollar would result in an additional charge of $484,560, $1,211,400 and $2,422,799 thousand pesos, respectively.

30. For hedging financial instruments, indicate the stress level or the variation of the underlying assets under which the effectiveness measures result sufficient.

Effectiveness of hedges are determined when the changes in fair market value or cash flows of the underlying operation are offset by changes in fair market value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.